Robert J. Rapport

Senior Vice President & Controller

- Chief Accounting Officer

Marsh & McLennan Companies, Inc.

1166 Avenue of the Americas

New York, NY 10036

201 345 5260 Fax 201 284 4809

robert.j.rapport@mmc.com

www.mmc.com

September 3, 2009

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attn: Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Re: Marsh & McLennan Companies, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Responses to verbal comments

Dear Mr. Rosenberg:

This letter provides the responses of Marsh & McLennan Companies, Inc. to the verbal comment received from the Staff on August 27, 2009 related to our correspondence filed on July 28, 2009. The Staff’s comment is included below in italics, followed by our response.

1.

Please expand your disclosure in response to prior comment 8 to quantify the amount of cash flow impact of the actual disposal transactions related to discontinued operations for each period presented and identify the line item on the statement of cash flows for which these amounts are included.

Response to verbal comment 1

In response to the Staff’s comment, MMC will include the following disclosure related to the disposal transaction for discontinued operations in its 2009 Form 10-K and future Forms 10-Q for each applicable period presented:

“The information above excludes the cash flow impacts of the actual disposal transaction related to discontinued operations because MMC believes the disposal transaction to be cash flows attributable to the parent company, arising from its decision to dispose of the discontinued operation. Cash provided by investing activities includes $X million from the disposal of [Subsidiary A] in 2009, $56 million from the disposal of Mediservice and Kroll

September 3, 2009

Attn: Mr. Jim B. Rosenberg

Securities and Exchange Commission

Crucible in 2008 and $3.4 billion from the disposal of Putnam in 2007. Such amounts are included in the line item captioned ”Dispositions” in the consolidated statements of cash flows.

Sincerely,

/s/ Robert J. Rapport

Senior Vice President & Controller

- Chief Accounting Officer